KIRKLAND LAKE GOLD REPORTS NEW WIDE, HIGH-GRADE INTERSECTIONS AT DETOUR LAKE

Results Highlight Significant Potential for Mineral Resource Growth Between the Existing Main Pit and planned West Pit Location, at Depth and to West

  Drilling in East Saddle Zone continues to intersect high grades highlighting potential to extend Main Pit to West
    Key intercepts(1): 1.72 gpt(2) over 80.4 m(2); 2.15 gpt over 45.0 m; 0.80 gpt over 98.0 m; 0.80 gpt over 80.0 m; 1.20 gpt over 44.0 m; 1.63 gpt over 38.6 m; 1.0 gpt over 41.0 m
  Drilling in Central Saddle Zone continues to intersect exceptional grades and widths, further demonstrates continuity of mineralized corridor connecting Main Pit and planned West Pit location

    Key intercepts: 1.31 gpt over 87.0 m; 7.19 gpt over 17.0 m, incl(2) 32.8 gpt over 3.2 m; 1.28 gpt over 39.0 m; 1.16 gpt over 44.0 m, incl 16.14 gpt over 2.0 m; 2.74 gpt over 27.0 m; 2.3 gpt over 21.0 m, incl. 18.47 gpt over 2.0 m

  Drilling in Western portion of Saddle Zone confirms continuity of mineralization to the west and below Main Pit Mineral Reserve pit shell

    Key intercepts: 1.09 gpt over 70.5 m; 1.48 gpt over 57.0 m incl 12.27 gpt over 2.0 m; 1.96 gpt over 33.0 m, incl 19.02 gpt over 2.0 m; 1.77 gpt over 30.6 m; 1.05 gpt over 56.0 m; 0.80 gpt over 111.0 m; 3.31 gpt over 25.3 m, incl 12.22 gpt over 5.3 m; 2.70 gpt over 23.9 m, incl 22.75 gpt over 2.5 m; 2.36 gpt over 21.0 m, incl. 14.03 gpt over 2.0 m; 0.80 gpt over 64.0; 1.35 gpt over 25.7 m; 1.02 gpt over 36.0 m

  Drilling below West Pit Mineral Reserve intersects broad zones of mineralization extending to depth

    Key intercepts: 1.62 gpt over 77.8 m; 4.85 gpt over 16.0 m: 6.0 gpt over 14.0 m, incl 25.02, gpt over 3.0 m; 4.94 gpt over 16.8 m, incl 8.60 gpt over 9.2 m; 1.81 gpt over 40.0 m; 1.08 gpt over 35.0 m; 0.95 gpt over 59.7 m; 1.64 gpt over 29.0 m; 1.17 gpt over 31.0 m; 0.96 gpt over 58.0 m, 0.96 gpt over 61.6 m; 16.88 gpt over 2.0 m

  Drilling west of planned West Pit intersects mineralization up to 100 m west of existing Mineral Reserves
    Key intercepts: 1.06 gpt over 25.0 m; 1.63 gpt over 32.0 m, incl 13.35 gpt over 2.0 m; 0.71 gpt over 23.4 m

(1) True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

(2) Grams per tonne ("gpt"); Metres ("m"); Including ("incl.").

Toronto, Ontario - July 8, 2021 - Kirkland Lake Gold Ltd. ("Kirkland Lake Gold" or the "Company") (TSX:KL) (NYSE:KL) (ASX:KLA) today announced results from 43 holes (25,847.8 m) drilled along the Detour Mine Trend ("DMT") at the Detour Lake property. The new holes are the sixth batch of results from the recently announced 270,000 m exploration program, which the Company is targeting for completion by the end of 2021. The program is being completed to collect information for an updated, and potentially expanded, Mineral Reserve estimate and to support the completion of a new production plan, expected to be released in the first half of 2022. Most of the new holes announced today are from drilling in the Saddle Zone, located between the existing Main Pit and planned West Pit locations, which has been underexplored with no Mineral Reserves and only limited Mineral Resources. Several new holes are also being announced from the area west of the West Pit Mineral Reserves, which also contains limited past drilling.

Tony Makuch, President and CEO of Kirkland Lake Gold, commented: "The new drill results announced today continue to support our view that a much larger deposit exists along the Detour Mine Trend than is currently included in Detour Lake Mine's existing Mineral Reserves. The results include a significant number of new intersections with attractive grades and widths that provide additional very compelling evidence of a broad and continuous corridor of mineralization that extends from the Main Pit through the Saddle Zone to the planned West Pit location to a depth of at least 800 m below surface. We also continue to expand the mineralized corridor west of the planned West Pit, where mineralization has been intersected over 400 m further west of existing Mineral Reserves, and to identify broad zones of higher-grade mineralization extending below the Main Pit and West Pit location pit shells that highlight the potential to add new open-pit, and potentially underground, Mineral Reserves and Mineral Resources at depth. Our 270,000 m drilling program at Detour Lake is continuing with 12 surface drills in operation, with the program advancing on track for completion by the end of the year. The very encouraging exploration results we are consistently achieving at Detour Lake will be factored into a new life-of-mine plan and technical report, expected to be released in the first half of 2022, which we believe will include significant new value creation opportunities and will make further progress towards establishing Detour Lake as one of the world's largest and most profitable gold mines."

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East Portion of Saddle Zone

Drilling in the east portion of the Saddle Zone included 12 holes (6,291 m) and targeted areas along the Detour Mine Trend ("DMT") directly to the west of the Main Pit Mineral Reserve shell.

Significant results from the drilling include: 1.72 gpt over 80.4 m and 0.80 gpt over 98.0 m, incl 13.73 over 2.0 m, from hole DLM-21-124; 1.63 gpt over 38.6 m, 1.67 gpt over 15.0 m, 0.88 gpt over 28.0 m and 0.83 gpt over 29.5 m, from DLM-21-154; and 1.0 gpt over 41.0 m from hole DLM-21-116. These holes were drilled to target the DMT between 200 and 400 m below surface and continue to confirm the continuation of this structure to the west of the current Main Pit Mineral Reserve and Mineral Resource pit shells.

Additional significant intercepts from this area include: 2.15 gpt over 45.0 m, incl 19.16 gpt over 2.0 m, 0.82 gpt over 35.0 m, 1.20 gpt over 44.0 m and 0.86 gpt over 13.0 m from DLM-21-156; 0.80 gpt over 80.0 m, 0.94 gpt over 24.0 m, 2.72 gpt over 13.0 m, incl 13.49 gpt over 2.0 m and 0.98 gpt over 19.0 m, from DLM-21-104A; 1.21 gpt over 13.8 m, 0.80 gpt over 22.8 m from DLM-21-136A. All of these holes targeted the DMT from surface to a depth of 200 m and demonstrated good continuity of mineralization from the Main Pit as well as the potential for new Mineral Resources at very shallow depths.

Central Portion of Saddle Zone

Drilling in the central portion of the Saddle Zone included eight holes (5,576 m) and targeted the DMT approximately midway between the existing Main Pit and Mineral Reserves in the planned West Pit.

Significant results from the drilling include: 1.31 gpt over 87.0 m, 2.30 gpt over 21.0 m, incl 18.47 gpt over 2.0 m, 1.16 gpt over 44.0 m, incl 16.14 gpt over 2.0 m, from hole DLM-21-153; 7.19 gpt over 17.0 m, incl 32.80 gpt over 3.2 m, 3.64 gpt over 23.2 m, incl 33.24 gpt over 2.2 m, from DLM-21-137; 2.74 gpt over 27.0 m, incl 5.11 gpt over 11.8 m, 0.84 gpt over 19.8 m and 0.88 gpt over 13.4 m, from DLM-21-148C; 1.28 gpt over 39.0 m, 1.21 gpt over 22.0 m, 0.95 gpt over 45.0 m and 1.35 gpt over 49.7m from DLM-21-162. The holes targeted the DMT mainly between 250 and 450 m below surface.

Results from all new holes in this area are considered extremely encouraging as they continue to confirm the presence of a broad corridor of mineralization extending between the Main Pit and Mineral Reserve in the planned West Pit (a distance of over 800 m) with the overall style of mineralization and gold tenor being very similar to that found in existing Mineral Reserves.

West Portion of Saddle Zone

Drilling in the west portion of the Saddle Zone included 11 holes (6,140.8 m) and targeted the area immediately west of the future West Pit from surface to a depth of approximately 550 m.

Significant results from the drilling include: 1.09 gpt over 70.5 m, Incl 7.78 gpt over 5.0 m, and 0.99 gpt over 14.9 m from DLM-21-165; 1.48 gpt over 57.0 m, incl 12.27 gpt over 2.0 m, and 0.90 gpt over 36.5 m from hole DLM-21-163, 1.05 gpt over 56.0 m, 3.31 gpt over 25.3 m, incl 12.22 gpt over 5.3 m, 1.02 gpt over 36.0 m and 1.73 gpt over 13.3 m, from DLM-21-123; 0.80 gpt over 111.0 m, 2.70 gpt over 23.9 m, incl 22.75 gpt over 2.5 m, and 0.98 gpt over 26.0 m, from DLM-21-149; 1.77 gpt over 30.6 m, 0.91 gpt over 37.5 m, 1.35 gpt over 25.7 m, 1.48 gpt over 25.0 m, and 0.91 gpt over 23.6 m, from DLM-21-147, 1.48 gpt over 57.0 m, incl 12.27 gpt over 2.0 m, and 0.90 gpt over 36.5 m from DLM-21-163, and 1.07 gpt over 41.0 m, incl 11.34 gpt over 2.0 m, 0.80 gpt over 64.0 m, 2.95 gpt over 11.0 m, incl 13.31 gpt over 2.0 m, and 11.19 gpt over 2.0 m from DLM-21-164. The new results  targeted the DMT between surface and a depth of 200 m and demonstrate the continuation of mineralization towards the west part of the Saddle Zone towards the future West Pit at very shallow depths.

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Additional significant intercepts from this area include: 2.36 gpt over 21.0 m, incl 14.03 gpt over 2.0 m, 1.18 gpt over 13.0 m, 1.03 gpt over 16.3 m and 0.93 gpt over 17.0 m, from DLM-21-157, and 1.96 gpt over 33.0 m, incl 19.02 gpt over 2.0 m, from hole DLM-21-155. These holes targeted the DMT between 400 and 550 m below surface, close to the bottom of the current Mineral Resource pit shell.

Below Future West Pit

Drilling below the planned West Pit included eight holes (5925 m) which targeted the DMT in the central part of the planned West Pit between 200 and 600 m below surface.

Significant results from the drilling include: 7.39 gpt over 10.0 m, 1.62 gpt over 77.8 m and 0.92 gpt over 13.0 m from DLM-21-203; 4.94 gpt over 16.8 m, incl 8.60 gpt over 9.2 m, 0.96 gpt over 61.6 m, 1.65 gpt over 10.0 m and 35.92 gpt over 2.4 m, from hole DLM-21-199; 4.85 gpt over 16.0 m, 0.95 gpt over 59.7 m and 0.94 gpt over 20.7 m, from DLM-21-201; 1.17 gpt over 31.0 m and 0.71 gpt over 42.0 m, from DLM-21-146; 1.81 gpt over 40.0 m, 0.84 gpt over 36.0 m, 0.83 gpt over 48.7 m, 1.30 gpt over 15.0 m and 1.35 gpt over 11.0 m, from DLM-21-216 and  1.48 gpt over 47.9 m, incl 4.06 gpt over 13.4 m and 0.96 gpt over 58.0 m, from DLM-21-139.

Additional significant results from this area include an intercept of 6.0 gpt over 14.0 m, incl 25.02 gpt over 3.0 m, from DLM-21-191A at a depth of approximately 600 m where testing to date has been limited. This intercept is approximately 400 m to the west of the following previous intercepts: 7.21 gpt over 14.0 m from DLM-21-24A and 9.14 gpt over 4.0 m from DLM-21-50B (see press release dated March 15, 2021).

Results from the new holes are considered very positive and continue to confirm the continuation of  mineralization through the west portion of the Saddle Zone and into the area under the planned West Pit. The results from DLM-21-191A are considered particularly encouraging as they continue to support the potential for higher-grade zones of mineralization extending to depth below the current open-pit Mineral Resource.

West Pit Extension

Drilling in the West Pit extension area included 4 new holes (1,915 m) which targeted areas of the DMT west of the Mineral Reserve located in the planned West Pit up to a depth of 300 and 400 m below surface.

Significant results from the drilling include: 1.06 gpt over 25.4 m and 0.71 gpt over 23.4 m, from DLM-21-107A and 1.63 gpt over 32.0 m, incl 13.35 gpt over 2.0 m, from DLM-21-130 and 0.76 gpt over 20.0 m from DLM-21-094D.

Based on assay results and other observations obtained from the program to date, the outlook for Mineral Reserve and Mineral Resource growth at Detour Lake continues to look highly encouraging with there being evidence of a broad and continuous corridor of mineralization extending from the Main Pit through the Saddle Zone to the planned West Pit and to a depth of at least 800 m below surface. The work also suggests that mineralization within the corridor is very similar to that found in existing Mineral Reserves and is hosted within broad zones containing variable amounts of quartz and pyrite, which are controlled mainly by east-west trending, moderately north dipping folds and shear structures which plunge at a shallow angle to the west. Given results to date, the potential to identify further extensions of mineralization as well as additions to Mineral Resources and Mineral Reserves through additional drilling is considered excellent.

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Exploration work at Detour Lake is ongoing with 12 drills current working with the program on track to complete 270,000 m by the end of 2021.

Qualified Persons

The Company's exploration programs at Detour Lake are conducted under the supervision of Eric Kallio, P.Geo., Senior Vice President, Exploration. Mr. Kallio, as well as Keith Green, P.Geo., Director, Exploration, Canada, and Steve Gray, P.Geo, Exploration Superintendent, Detour Lake Mine, are 'qualified persons' for the purpose of National Instrument 43-101, Standards of Disclosure for Mineral Projects, of the Canadian Securities Administrators, and have reviewed and approved the scientific and technical information in this news release.

QA/QC Controls

The Company has implemented a quality assurance and control ("QA/QC") program to ensure sampling and analysis of all exploration work is conducted in accordance with best practices. Samples are logged and sampled in a secure facility at the Detour mine site and under supervision of Qualified Geologists. NQ sized core is predominantly sawn in half with one half of the core prepared for shipment, the other half of core retained for future assay verification. Certified reference material (CRM) standards and coarse blank material are inserted every 20 samples. Core samples are shipped directly by courier, and tracked via a chain of custody from site to certified off-site analytical laboratories for preparation and assaying.

Kirkland Lake Gold utilizes four accredited external laboratories to manage the significant volume of sample submissions. Each lab is certified by the Standards Council of Canada (SCC) which conforms with ASB-RG Mineral Analysis Laboratory for the Accreditation of Mineral Analysis Testing Laboratories and CAN-P-4E ISO/IEC 17025: General Requirements for the Competence of Testing and Calibration Laboratories.

Sample preparation includes crushing drill core up to 80% passing 2 mm, riffle splitting 500 grams and pulverizing to 95% passing 105 µm followed by both scheduled and specifically requested silica sand cleaning. Gold Analysis involves Fire Assay - Atomic Absorption (AA) technique from a 50-gram pulp sample with grade ranges between 5 to 10,000 ppb.  Samples greater than 10,000 ppb are analyzed with a gravimetric finish.  Selected high grade samples are also analyzed using the screen metallics procedure.

Contracted laboratories for the Kirkland Lake Gold's Detour Project include; ALS Global (sample preparation completed in Timmins, Ontario with pulps sent to Vancouver, BC for analysis), Activation Laboratories (sample preparation and analysis completed in Timmins, Ontario), SGS Laboratories (sample preparation and analysis completed in Cochrane, Ontario) and AGAT Laboratories (sample preparation in Timmins and analysis in Mississauga).

About Kirkland Lake Gold Ltd.

Kirkland Lake Gold Ltd. is a senior gold producer operating in Canada and Australia that is targeting 1,300,000 - 1,400,000 ounces of production in 2021. The production profile of the Company is anchored by three high-quality operations, including the Macassa Mine and Detour Lake Mine, both located in Northern Ontario, and the Fosterville Mine located in the state of Victoria, Australia. Kirkland Lake Gold's solid base of quality assets is complemented by district scale exploration potential, supported by a strong financial position with extensive management expertise.

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For further information on Kirkland Lake Gold and to receive news releases by email, visit the website www.kl.gold.

Cautionary Note Regarding Forward-Looking Information

This News Release includes certain "forward-looking statements". All statements other than statements of historical fact included in this release are forward-looking statements that involve various risks and uncertainties. These forward-looking statements include, but are not limited to, statements with respect to planned the exploration program at the Detour Lake Mine, costs and expenditures, the ability to potentially expand Mineral Reserves, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, the ability to expand the current pit design of the mine, the new mine plan and anticipated timing of the updated technical report with respect to the Detour Lake Mine and the anticipated benefits thereon, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management. These forward-looking statements include, but are not limited to, statements with respect to future exploration potential, project economics, timing and scope of future exploration, anticipated costs and expenditures, changes in Mineral Resources and conversion of Mineral Resources to proven and probable reserves, and other information that is based on forecasts of future operational or financial results, estimates of amounts not yet determinable and assumptions of management.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects" or "does not expect", "is expected", "anticipates" or "does not anticipate", "plans", "estimates" or "intends", or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be "forward-looking statements." Forward-looking statements are subject to a variety of risks and uncertainties that could cause actual events or results to differ from those reflected in the forward-looking statements. Exploration results that include geophysics, sampling, and drill results on wide spacings may not be indicative of the occurrence of a mineral deposit. Such results do not provide assurance that further work will establish sufficient grade, continuity, metallurgical characteristics and economic potential to be classed as a category of Mineral Resource. A Mineral Resource that is classified as "Inferred" or "indicated" has a great amount of uncertainty as to its existence and economic and legal feasibility. It cannot be assumed that any or part of an "indicated Mineral Resource" or "Inferred Mineral Resource" will ever be upgraded to a higher category of resource. Investors are cautioned not to assume that all or any part of mineral deposits in these categories will ever be converted into proven and probable reserves.

There can be no assurance that forward-looking statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include, among others, risks related to international operations, risks related to obtaining the permits required to carry out planned exploration or development work, the actual results of current exploration activities, conclusions of economic evaluations and changes in project parameters as plans continue to be refined as well as future prices of gold, as well as those factors discussed in the section entitled "Risk Factors" in the Company's Annual Information Form for the year ended December 31, 2020 and other disclosures of "Risk Factors" by the Company and its regulatory filings for the quarterly period ended March 31, 2021 filed, with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Although Kirkland Lake Gold has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

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Cautionary Note to U.S. Investors - Mineral Reserve and Resource Estimates

This press release has been prepared in accordance with the requirements of the securities laws in effect in Canada, which differ in certain material respects from the disclosure requirements of United States securities laws. The terms "mineral reserve", "proven mineral reserve" and "probable mineral reserve" are Canadian mining terms as defined in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101") and the Canadian Institute of Mining, Metallurgy and Petroleum (the "CIM") - CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the "CIM Standards"). These definitions differ significantly from the definitions in the disclosure requirements promulgated by the Securities and Exchange Commission (the "SEC") applicable to domestic reporting companies. Investors are cautioned that information contained in this Annual Information Form may not be comparable to similar information made public by United States companies subject to the reporting and disclosure requirements under the United States federal securities laws and the rules and regulations of the SEC thereunder.

FOR FURTHER INFORMATION PLEASE CONTACT

Anthony Makuch, President, Chief Executive Officer & Director

Phone: +1 416-840-7884

E-mail: tmakuch@kl.gold

Mark Utting, Senior Vice President, Investor Relations
Phone: +1 416-840-7884

E-mail: mutting@kl.gold

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Table 1. Detour Lake Mine - Significant Assay Results

Hole Number		UTM NAD83		Hole Length (m)	Azimuth (°)	Dip (°)	From (m)	To (m)	Length (m)	Au (gpt)	Target
	Section East	Easting	Northing
DLM-21-094D	15100	587365	5541706	648.5	177	-57	95.0	97.0	2.0	7.66	West Extension
AND							406.0	426.0	20.0	0.76
DLM-21-104A	17380E	589653	5541300	858.0	182	-53	217.0	297.0	80.0	0.80	East Saddle
AND							320.0	344.0	24.0	0.94
AND							405.0	418.0	13.0	2.72
INCL.							407.0	409.0	2.0	13.49
AND							456.0	475.0	19.0	0.98
AND							775.0	805.0	30.0	0.87
DLM-21-107A	15140	587405	5541722	650.0	178	-56	424.0	449.4	25.4	1.06	West Extension
AND							491.6	515.0	23.4	0.71
DLM-21-108A	17100E	589376	5541171	651.0	180	-55	41.0	55.0	14.0	0.73	Central Saddle
AND							110.5	119.0	8.5	1.07
DLM-21-116	17220E	589491	5541398	337.0	178	-50	270.0	311.0	41.0	1.00	East Saddle
DLM-21-117	17020E	589289	5541517	900.0	179	-55	323.4	342.3	18.9	1.29	Central Saddle
AND							397.0	422.0	25.0	0.66
AND							446.0	448.0	2.0	7.55
AND							527.0	543.5	16.5	0.88
AND							561.0	563.0	2.0	11.02
AND							592.3	622.0	29.7	0.93
AND							724.0	818.0	94.0	0.93
DLM-21-121	17020E	589298	5541069	571.0	180	-49	113.0	128.0	15.0	0.63	Central Saddle
DLM-21-123	16940	589213	5541322	807.0	181	-55	24.0	37.3	13.3	1.73	West Saddle
AND							136.0	172.0	36.0	1.02
AND							226.0	282.0	56.0	1.05
AND							414.7	440.0	25.3	3.31
INCL.							414.7	420.0	5.3	12.22
AND							733.0	735.0	2.0	26.43
AND							771.4	786.1	14.7	1.52
DLM-21-124	17260E	589529	5541493	794.0	178	-52	342.0	440.0	98.0	0.80	East Saddle
INCL.							342.0	344.0	2.0	13.73
AND							518.1	598.5	80.4	1.72
INCL.							590.0	598.5	8.5	5.42
AND							666.0	699.0	33.0	0.68
AND							744.0	794.0	50.0	1.27
DLM-21-130	15220	587489	5541552	402.0	176	-57	269.0	301.0	32.0	1.63	West Extension
INCL.							286.0	288.0	2.0	13.35
DLM-21-131	17780	590049	5541514	219.0	180	-57	NSV				East Saddle

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DLM-21-136A	17220E	589492	5541343	264.0	178	-52	105.2	119.0	13.8	1.21	East Saddle
AND							142.0	157.0	15.0	0.69
AND							233.0	255.8	22.8	0.80
DLM-21-137	17020	589289	5541523	813.0	178	-51	296.0	313.0	17.0	7.19	Central Saddle
INCL.							306.8	310.0	3.2	32.80
AND							590.0	603.4	13.4	1.27
AND							628.8	652.0	23.2	3.64
INCL.							628.8	631.0	2.2	33.24
AND							690.0	726.0	36.0	0.93
DLM-21-138A	17260	589529	5541514	711.0	178	-59	444.0	506.0	62.0	0.81	East Saddle
AND							521.0	545.2	24.2	1.05
AND							556.8	587.0	30.2	1.44
AND							606.0	633.0	27.0	1.55
DLM-21-139	16020E	588286	5541685	801.0	176	-58	117.5	125.0	7.5	3.34	West Pit
AND							286.0	344.0	58.0	0.96
INCL.							318.0	328.0	10.0	2.99
AND							413.0	460.9	47.9	1.48
INCL.							429.0	442.4	13.4	4.06
AND							643.0	672.0	29.0	1.25
DLM-21-140	15260	587531	5541405	214.5	178	-54	NSV				West Extension
DLM-21-141A	17340	589610	5541445	129.0	178	-57	NSV				East Saddle
DLM-21-143	16860E	589133	5541311	450.0	178	-48	204.0	273.0	69.0	0.76	West Saddle
AND							390.7	403.0	12.3	0.81
DLM-21-146	16060E	588330	5541445	438.0	176	-57	118.0	160.0	42.0	0.71	West Pit
AND							187.0	218.0	31.0	1.17
DLM-21-147	16940E	589212	5541367	801.0	181	-56	68.0	98.6	30.6	1.77	West Saddle
AND							265.5	303.0	37.5	0.91
AND							320.3	346.0	25.7	1.35
AND							483.1	506.7	23.6	0.91
AND							540.0	565.0	25.0	1.48
DLM-21-148C	17120E	589393	5541457	642.0	178	-53	234.0	253.8	19.8	0.84	Central Saddle
AND							364.4	377.8	13.4	0.88
AND							552.0	579.0	27.0	2.74
INCL.							562.0	573.8	11.8	5.11
AND							618.0	620.0	2.0	18.57
DLM-21-149	16900E	589165	5541387	366.5	178	-54	96.3	120.2	23.9	2.70	West Saddle
INCL.							112.2	114.7	2.5	22.75
AND							205.0	231.0	26.0	0.98
AND							255.0	366.0	111.0	0.80
DLM-21-150	16840	589114	5541261	450.0	175	-47	154.0	175.0	21.0	0.78	West Saddle

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DLM-21-152	17300	589570	5541567	681.0	179	-54	321.2	336.0	14.8	1.22	East Saddle
AND							533.0	574.0	41.0	1.13
AND							585.1	608.2	23.1	2.96
AND							628.2	662.0	33.8	1.92
INCL.							632.0	639.0	7.0	6.26
DLM-21-153	16980	589253	5541347	634.0	178	-52	158.0	179.0	21.0	2.30	Central Saddle
INCL.							162.0	164.0	2.0	18.47
AND							232.0	319.0	87.0	1.31
AND							428.0	472.0	44.0	1.16
INCL.							470.0	472.0	2.0	16.14
DLM-21-154	17180E	589451	5541412	450.0	179	-51	199.0	237.6	38.6	1.63	East Saddle
INCL.							199.0	206.0	7.0	4.98
AND							257.0	272.0	15.0	1.67
AND							294.0	322.0	28.0	0.88
AND							389.2	418.7	29.5	0.83
DLM-21-155	16940	589211	5541482	702.0	180	-57	578.0	611.0	33.0	1.96	West Saddle
INCL.							609.0	611.0	2.0	19.02
OPEN							658.0	702.0	44.0	1.04
DLM-21-156	17300E	589575	5541214	729.0	178	-54	129.0	142.0	13.0	0.86	East Saddle
AND							175.0	219.0	44.0	1.20
AND							260.0	295.0	35.0	0.82
AND							319.0	364.0	45.0	2.15
INCL.							355.0	357.0	2.0	19.16
AND							663.0	691.4	28.4	1.36
DLM-21-157	16940E	589215	5541409	789.0	181	-57	322.0	338.3	16.3	1.03	West Saddle
AND							359.0	372.0	13.0	1.18
AND							423.0	436.0	13.0	0.80
AND							507.0	528.0	21.0	2.36
INCL.							510.0	512.0	2.0	14.03
AND							613.0	630.0	17.0	0.93
DLM-21-158	17220E	589490	5541469	501.0	181	-51	314.2	326.0	11.8	0.83	East Saddle
AND							374.0	385.0	11.0	2.07
AND							403.0	427.0	24.0	0.84
DLM-21-159	17300E	589570	5541479	618.0	179	-53	415.0	421.9	6.9	3.34	East Saddle
AND							495.0	506.2	11.2	1.00
AND							515.0	528.0	13.0	1.01
AND							543.5	600.0	56.5	1.06
DLM-21-160	17060E	589330	5541485	711.0	181	-63	404.0	423.0	19.0	0.84	Central Saddle
AND							535.0	563.0	28.0	1.05
AND							602.0	612.0	10.0	12.70
AND							647.0	688.1	41.1	1.09

9

DLM-21-161A	16860E	589136	5541209	288.8	181	-48	96.0	134.0	38.0	0.52	West Saddle
DLM-21-162	17100E	589369	5541495	654.0	180	-61	284.0	306.0	22.0	1.21	Central Saddle
AND							371.0	410.0	39.0	1.28
AND							453.0	469.0	16.0	0.84
AND							513.0	558.0	45.0	0.95
AND							576.0	625.7	49.7	1.35
DLM-21-163	16890E	589163	5541336	450.0	177	-52	134.5	171.0	36.5	0.90	West Saddle
AND							244.0	301.0	57.0	1.48
INCL.							258.0	260.0	2.0	12.27
DLM-21-164	16820E	589092	5541349	624.0	179	-54	51.0	53.0	2.0	11.19	West Saddle
AND							147.0	158.0	11.0	2.95
INCL.							152.0	154.0	2.0	13.31
AND							172.0	213.0	41.0	1.07
INCL.							176.0	178.0	2.0	11.34
AND							254.0	318.0	64.0	0.80
AND							446.8	457.0	10.2	0.98
AND							477.0	491.1	14.1	0.97
DLM-21-165	16900E	589174	5541267	412.5	178	-55	159.5	230.0	70.5	1.09	West Saddle
INCL.							173.0	178.0	5.0	7.78
AND							252.1	267.0	14.9	0.99
DLM-21-191A	16220E	588479	5541779	825.0	180	-56	371.0	373.0	2.0	16.88	West Pit
AND							629.6	662.0	32.4	0.86
AND							717.0	738.2	21.2	0.69
AND							747.0	761.0	14.0	6.00
INCL.							747.0	750.0	3.0	25.02
AND							770.0	785.0	15.0	2.67
INCL.							776.3	779.0	2.7	12.47
DLM-21-199	15780E	588042	5541697	600.0	176	-58	150.0	160.0	10.0	1.65	West Pit
AND							190.6	193.0	2.4	35.92
AND							317.4	379.0	61.6	0.96
AND							446.5	463.3	16.8	4.94
INCL.							454.1	463.3	9.2	8.60
OPEN							565.0	600.0	35.0	1.08
DLM-21-201	15900E	588165	5541707	903.0	179	-55	336.3	396.0	59.7	0.95	West Pit
AND							454.0	470.0	16.0	4.85
AND							539.0	559.7	20.7	0.94
AND							689.0	705.0	16.0	2.34
INCL.							697.0	699.0	2.0	11.92
AND							777.7	801.5	23.8	1.31
DLM-21-203	15740 E	588004	5541769	849.0	179	-54	240.0	253.0	13.0	0.92	West Pit
AND							374.2	452.0	77.8	1.62

10

INCL.							425.0	433.0	8.0	3.17
INCL.							445.0	451.0	6.0	5.83
AND							480.0	503.0	23.0	0.67
AND							514.0	524.0	10.0	7.39
AND							628.0	646.0	18.0	0.73
AND							718.0	747.0	29.0	1.64
AND							777.0	821.0	44.0	0.95
DLM-21-209	16580 E	588848	5541583	708.0	178	-58	126.6	129.0	2.4	16.10	West Pit
AND							498.8	518.8	20.0	0.93
AND							529.7	551.0	21.3	0.90
AND							596.0	610.0	14.0	1.00
AND							651.0	674.0	23.0	0.69
AND							690.0	692.0	2.0	14.77
DLM-21-216	15740 E	588007	5541710	801.0	178	-54	175.0	186.0	11.0	1.35	West pit
AND							328.0	368.0	40.0	1.81
AND							419.0	455.0	36.0	0.84
AND							473.0	488.0	15.0	1.30
AND							566.0	614.7	48.7	0.83
AND							662.0	692.0	30.0	0.60
AND							706.0	719.0	13.0	0.78
OPEN							793.0	798.0	5.0	2.12

Notes:

1. Assays are reported uncut

2. Assay intervals are reported as drill thickness.

3. True widths are unknown at this time and intervals are reported using core lengths intersected in the holes.

11

Figure 1. Detour Lake Mine - Property Plan View

Property Outline
Detour Lake Mine
58 North Zone
ONTARIO
QUEBEC
10.0 km
N
S
E
W
560000
565000
570000
575000
580000
585000
590000
595000
600000
605000
610000
615000
620000
5555000
5550000
5545000
5540000
5535000
5530000
5525000
5520000

**Detour Lake Property**

UTM NAD 83 Zone 17

Plan View

KIRKLAND LAKE GOLD

Figure 2. Detour Lake Mine - Longitudinal View

Figure 3.  Detour Lake Mine - Saddle Zone - Plan View